Exhibit 99.1

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021, 2020 AND 2019
AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2021
AND

INDEPENDENT AUDITOR’S REPORT

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.
acquisition accounting	The acquisition method of accounting for a business combination as prescribed by GAAP, whereby the cost or “acquisition price” of a business combination, including the amount paid for the equity and certain transaction costs, is allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill
AFUDC	Allowance for funds used during construction
AMS	Advanced metering system
ASU	Accounting Standards Update
Code	The Internal Revenue Code of 1986, as amended
COVID-19	Coronavirus Disease 2019, the disease caused by the novel strain of coronavirus reported to have surfaced in late 2019, which was declared a pandemic by the World Health Organization in March 2020
CP Notes	Unsecured commercial paper notes issued under Oncor’s CP Program
CP Program	Oncor’s commercial paper program
Credit Facility
Revolving Credit Agreement, dated as of November 9, 2021, among Oncor, as borrower, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and swingline lender, the fronting banks from time to time parties thereto,  and the other financial institutions party thereto, including Citibank N.A. and Wells Fargo Securities, LLC, as co-sustainability structuring agents

Deed of Trust	Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended
Disinterested Director	Refers to a member of the board of directors of Oncor and Oncor Holdings who is a “disinterested director” pursuant to each company’s limited liability company agreement. The limited liability company agreements of Oncor and Oncor Holdings provide that disinterested directors (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years
EECRF	Energy efficiency cost recovery factor

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Renamed Sempra Texas Holdings Corp. upon closing of the Sempra Acquisition
ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas
ERISA	Employee Retirement Income Security Act of 1974, as amended
FERC	U.S. Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Inc. (a credit rating agency)
GAAP	Generally accepted accounting principles of the U.S.
InfraREIT	InfraREIT, Inc., which was merged with and into a wholly owned subsidiary of Oncor on May 16, 2019 in the InfraREIT Acquisition, with the surviving entity being a wholly owned subsidiary of Oncor renamed Oncor NTU Holdings Company LLC
InfraREIT Acquisition	Refers to Oncor’s May 2019 acquisition of all of the equity interests of InfraREIT and its subsidiary InfraREIT Partners, LP
kWh	Kilowatt-hours
LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market
LP&L	Lubbock Power & Light, a municipal electricity utility company owned by the City of Lubbock, Texas
Moody’s	Moody’s Investors Service, Inc. (a credit rating agency)
NTU	Oncor Electric Delivery Company NTU LLC (formerly Sharyland Distribution & Transmission Services, LLC until the closing of the InfraREIT Acquisition), a wholly owned, indirect subsidiary of Oncor acquired as part of the InfraREIT Acquisition
Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings
Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, the direct majority owner (80.25% equity interest) of Oncor. Oncor Holdings is wholly owned by STIH
Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor and Oncor’s direct and indirect subsidiaries
OPEB	Other postretirement employee benefits
OPEB Plans	Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former Oncor employees, certain eligible current and former employees of former affiliated companies, including Vistra, and their eligible dependents
PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act, as amended
REP	Retail electric provider
ROU	Right-of-use
S&P	S&P Global Ratings, a division of S&P Global Inc. (a credit rating agency)
SDTS-SU Asset Exchange	Refers to the transactions contemplated by the Agreement and Plan of Merger, dated as of October 18, 2018, by and among SU, SDTS and Oncor pursuant to which SU and SDTS exchanged certain assets as a condition to the closing of the transactions contemplated by the InfraREIT Acquisition
SEC	U.S. Securities and Exchange Commission
Securities Act	The Securities Act of 1933, as amended
Sempra	Sempra Energy, a California corporation doing business as Sempra
Sempra Acquisition	Refers to the transactions pursuant to which Sempra indirectly acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and Energy Future Intermediate Holdings Company LLC. The transactions closed March 9, 2018
Sempra Order	Refers to the final order issued by the PUCT in PUCT Docket No. 47675 approving the Sempra Acquisition
Sharyland	Refers to Sharyland Utilities, L.L.C., a subsidiary of Sharyland Holdings, L.P.
SOFR	Refers to a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate)
STH	Refers to Sempra Texas Holdings Corp., a Texas corporation, which is wholly owned by Sempra and the direct parent of STIH. Formerly Energy Future Holdings Corp. prior to the Sempra Acquisition.
STIH
Refers to Sempra Texas Intermediate Holding Company LLC, a wholly owned, indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition. STIH is a Delaware limited liability company and the sole member of Oncor Holdings. Formerly Energy Future Intermediate Holdings Company LLC prior to the Sempra Acquisition.

Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan, as amended
TCOS	Transmission cost of service
TCRF	Transmission cost recovery factor
Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by OMERS Administration Corporation (acting through its infrastructure investment entity, OMERS Infrastructure Management Inc.) and GIC Private Limited
U.S.	United States of America
Vistra	Refers to Vistra Corp., and/or its subsidiaries, depending on context
Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Member of Oncor Electric Delivery Holdings Company LLC

Opinion

We have audited the consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021, 2020 and 2019, and the related consolidated statements of income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 25, 2022

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(millions of dollars)

	Year Ended December 31,
	2021	2020	2019

Operating revenues (Note 3)	$4,764	$4,511	$4,347
Operating expenses:
Wholesale transmission service	1,039	975	1,005
Operation and maintenance (Note 11)	983	925	899
Depreciation and amortization	820	786	723
Income taxes (Notes 1, 4 and 11)	165	149	138
Taxes other than amounts related to income taxes	555	538	508
Total operating expenses	3,562	3,373	3,273
Operating income	1,202	1,138	1,074
Other deductions and (income) – net (Note 12)	31	33	63
Nonoperating income tax benefit (Note 4)	(2)	(3)	(7)
Interest expense and related charges (Note 12)	413	405	375
Net income	760	703	643
Net income attributable to noncontrolling interests	(152)	(141)	(129)
Net income attributable to Oncor Holdings	$608	$562	$514

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(millions of dollars)

	Year Ended December 31,
	2021	2020	2019

Net income	$760	$703	$643
Other comprehensive income (loss):
Cash flow hedges – derivative value net gain (loss) recognized in net income (net of tax expense (benefit) of $1, ($5) and $-) (Notes 1 and 8)	3	(21)	2
Defined benefit pension plans (net of tax expense of $3, $2 and $4) (Notes 8 and 10)	10	7	22
Total other comprehensive income (loss)	13	(14)	24
Comprehensive income	773	689	667
Comprehensive income attributable to noncontrolling interests	(156)	(139)	(134)
Comprehensive income attributable to Oncor Holdings	$617	$550	$533

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS
(millions of dollars)

	Year Ended December 31,
	2021	2020	2019

Cash flows – operating activities:
Net income	$760	$703	$643
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization, including regulatory amortization	901	866	806
Deferred income taxes – net	78	47	58
Other – net	(1)	(1)	(4)
Changes in operating assets and liabilities:
Accounts receivable – trade	37	(78)	(53)
Inventories	(27)	4	(30)
Accounts payable – trade	27	(29)	21
Regulatory accounts related to reconcilable tariffs (Note 2)	(46)	33	(44)
Other – assets	(127)	(78)	(208)
Other – liabilities	56	58	76
Cash provided by operating activities	1,658	1,525	1,265
Cash flows – financing activities:
Issuances of long-term debt (Note 6)	2,090	1,810	2,460
Repayments of long-term debt (Note 6)	(1,290)	(1,164)	(1,094)
Proceeds of business acquisition bridge loan	-	-	600
Repayment of business acquisition bridge loan	-	-	(600)
Net increase (decrease) in short-term borrowings (Note 5)	145	24	(882)
Equity contribution from member	566	632	1,587
Equity contribution from noncontrolling interest	139	156	391
Distributions to member (Note 8)	(673)	(286)	(246)
Distributions to noncontrolling interests	(166)	(70)	(63)
Debt discount, premium, financing and reacquisition costs – net	(9)	(54)	(39)
Cash provided by financing activities	802	1,048	2,114
Cash flows – investing activities:
Capital expenditures (Note 12)	(2,497)	(2,540)	(2,097)
Business acquisition (Note 13)	-	-	(1,324)
Expenditures for third party in joint project (Note 3)	(67)	(96)	-
Reimbursement from third party in joint project (Note 3)	99	66	-
Other – net	32	20	43
Cash used in investing activities	(2,433)	(2,550)	(3,378)
Net change in cash, cash equivalents and restricted cash	27	23	1
Cash, cash equivalents and restricted cash – beginning balance	27	4	3
Cash, cash equivalents and restricted cash – ending balance	$54	$27	$4

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS
(millions of dollars)

	At December 31,
	2021	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$11	$27	$4
Restricted cash, current (Note 1)	13	-	-
Trade accounts receivable – net (Note 12)	738	760	661
Income taxes receivable from member (Note 11)	5	14	4
Materials and supplies inventories – at average cost	171	144	148
Prepayments and other current assets	101	100	96
Total current assets	1,039	1,045	913
Restricted cash, noncurrent (Note 1)	30	-	-
Investments and other property (Note 12)	155	142	133
Property, plant and equipment – net (Note 12)	22,954	21,225	19,370
Goodwill (Notes 1 and 12)	4,628	4,628	4,628
Regulatory assets (Note 2)	1,547	1,779	1,775
Operating lease ROU, third-party joint project and other assets (Notes 3 and 7)	167	248	106
Total assets	$30,520	$29,067	$26,925

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 5)	$215	$70	$46
Long-term debt due currently (Note 6)	882	-	608
Trade accounts payable (Note 11)	441	392	394
Income taxes payable to member (Note 11)	24	23	22
Accrued taxes other than income taxes	286	269	236
Accrued interest	89	87	83
Operating lease and other current liabilities (Note 7)	283	279	237
Total current liabilities	2,220	1,120	1,626
Long-term debt, less amounts due currently (Note 6)	9,150	9,229	8,017
Accumulated deferred income taxes (Notes 1, 4 and 11)	1,429	1,312	1,223
Regulatory liabilities (Note 2)	2,876	2,855	2,793
Employee benefit obligations (Note 10)	1,503	1,808	1,834
Operating lease, third-party joint project and other obligations (Notes 3 and 12)	323	407	258
Total liabilities	17,501	16,731	15,751
Commitments and contingencies (Note 7)
Membership interests (Note 8):
Capital account	10,194	9,701	8,793
Accumulated other comprehensive loss	(91)	(102)	(92)
Oncor Holdings membership interest	10,103	9,599	8,701
Noncontrolling interests in subsidiary	2,916	2,737	2,473
Total membership interests	13,019	12,336	11,174
Total liabilities and membership interests	$30,520	$29,067	$26,925
See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS
(millions of dollars)

	Year Ended December 31,
	2021	2020	2019

Oncor Holdings Membership Interests (Note 8)
Capital account:
Balance at beginning of period	$9,701	$8,793	$6,920
Net income attributable to Oncor Holdings	608	562	514
Distributions to member	(673)	(286)	(246)
Equity contribution from member	566	632	1,587
Conversion of tax receivable from member to equity	(8)	-	-
ASU 2018-02 stranded tax effects (Note 1)	-	-	18
Balance at end of period	10,194	9,701	8,793
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(102)	(92)	(92)
Net effects of cash flow hedges (net of tax expense (benefit) of $1, ($4) and $-)	2	(16)	1
Defined benefit pension plans (net of tax of $-, $- and $4)	9	6	17
ASU 2018-02 stranded tax effects (Note 1)	-	-	(18)
Balance at end of period	(91)	(102)	(92)
Oncor Holdings membership interests at end of period	$10,103	$9,599	$8,701

Noncontrolling interests in subsidiary (Note 9):
Balance at beginning of period	$2,737	$2,473	$1,951
Net income attributable to noncontrolling interests	152	141	129
Distributions to noncontrolling interests	(166)	(70)	(63)
Equity contribution from noncontrolling interests	139	156	391
Change related to future tax distributions from Oncor	51	39	60
Net effects of cash flow hedges (net of tax expense (benefit) of $-, ($1) and $-)	1	(4)	-
Defined benefit pension plans (net of tax expense of $-, $- and $-)	2	2	6
ASU 2018-02 stranded tax effects (Note 1)	-	-	(1)
Noncontrolling interests in subsidiary at end of period	$2,916	$2,737	$2,473

Total membership interests at end of period	$13,019	$12,336	$11,174

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for the definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements are comprised almost entirely of the operations of our direct, majority (80.25%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing electricity delivery services in the north-central, eastern, western, and panhandle regions of Texas. Oncor’s transmission and distribution rates are regulated by the PUCT and certain cities, and in certain limited instances, by the FERC. Oncor does not sell electricity or purchase electricity for resale. Oncor Holdings is indirectly and wholly owned by Sempra. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Our consolidated financial statements include the results of Oncor’s wholly owned indirect subsidiary, NTU, which Oncor acquired as part of the InfraREIT Acquisition that closed on May 16, 2019. NTU is a regulated utility that primarily provides electricity transmission delivery service in the north-central, western and panhandle regions of Texas.

Ring-Fencing Measures

Since 2007, various ring-fencing measures have been taken to enhance the credit quality of Oncor and Oncor Holdings and the separateness between the Oncor Ring-Fenced Entities and entities with ownership interests in Oncor or Oncor Holdings. These ring-fencing measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of the Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. These measures include the November 2008 sale of 19.75% of Oncor’s equity interests to Texas Transmission.

In March 2018, Sempra indirectly acquired Oncor Holdings after obtaining various approvals, including PUCT approval through the Sempra Order, which outlines certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor or Oncor Holdings, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor and Oncor Holdings, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions.

None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings.

Oncor and Oncor Holdings are each a limited liability company governed by a board of directors, not its members. The Sempra Order and Oncor’s limited liability company agreement require that the board of directors of Oncor consist of thirteen members, constituted as follows:

•seven Disinterested Directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;
•two members designated by Sempra (through Oncor Holdings);
•two members designated by Texas Transmission; and
•two current or former officers of Oncor (each, an Oncor Officer Director), currently Robert S. Shapard and E. Allen Nye, Jr., who are Oncor’s Chairman of the board of directors and Chief Executive, respectively.

Until March 9, 2028, in order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, the officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to the date on which the officer first became employed by Oncor. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, subject to approval by a majority of the Oncor board of directors.

The Sempra Order and our limited liability company agreement require that the board of directors of Oncor Holdings consist of eleven members, made up of six Disinterested Directors, two current or former officers of Oncor Holdings (currently Mr. Shapard and Mr. Nye) and two members designated by Sempra (through STIH).

In addition, the Sempra Order provides that the boards of directors of each of Oncor and Oncor Holdings cannot be overruled by the board of directors of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of members of the board of directors, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the boards of directors of each of Oncor and Oncor Holdings must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board of director positions on Oncor’s board of directors that Texas Transmission is entitled to appoint will be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order and the limited liability company agreements of Oncor and Oncor Holdings to ring-fence Oncor and Oncor Holdings from their owners include, among others:

•A majority of the Disinterested Directors of Oncor and the directors designated by Texas Transmission that are present and voting (of which at least one must be present and voting) must approve any Oncor annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•Oncor and Oncor Holdings may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its Disinterested Directors determines that it is in the best interests of Oncor and Oncor Holdings, as applicable, to retain such amounts to meet expected future requirements;

•At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

•If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

•Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the membership interests of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;

•Neither Oncor nor Oncor Holdings will lend money to, borrow money from or share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

•There must be maintained certain “separateness measures” that reinforce the legal and financial separation of Oncor and Oncor Holdings from their owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings pledging Oncor assets or membership interests for any entity other than Oncor; and

•Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Revenue Recognition

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. See Note 3 for additional information regarding revenues.

Interest Rate Derivatives and Hedge Accounting

Oncor is exposed to interest rates primarily as a result of its current and expected financing activity. Oncor may, from time to time, utilize interest rate derivative instruments typically designated as cash flow hedges, to lock in interest rates in anticipation of future financings. Oncor may designate an interest rate derivative instrument as a cash flow hedge if it effectively converts anticipated cash flows associated with interest payments to a fixed dollar amount. In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income. Amounts remain in accumulated other comprehensive income and are reclassified into net income as the interest expense on the related debt affects net income.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also evaluate goodwill for impairment annually on October 1 and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

For our annual goodwill impairment testing, we have the option to first make a qualitative assessment of whether it is more likely than not that our enterprise fair value is less than our enterprise carrying amount before applying the quantitative goodwill impairment test. If we elect to perform the qualitative assessment, we evaluate relevant events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors and our overall financial performance. If, after assessing these qualitative factors, we determine that it is more-likely-than-not that our enterprise fair value is less than our enterprise carrying amount, then we perform a quantitative goodwill impairment test. If, after performing the quantitative goodwill impairment test, we determine that goodwill is impaired, we record the amount of goodwill impairment as the excess of carrying amount over fair value, not to exceed the carrying amount of goodwill.

In each of 2021, 2020 and 2019, we concluded, based on a qualitative assessment, that our estimated enterprise fair value was more likely than not greater than our carrying value. As a result, no quantitative goodwill impairment tests were required and no impairment was recognized.

Goodwill totaling $4.628 billion was reported on our balance sheet at December 31, 2021, 2020 and 2019, respectively.

Income Taxes

Oncor is a partnership for US federal income tax purposes. Our tax sharing agreement with Oncor and STH, as successor to EFH Corp., includes Texas Transmission. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify any interest and penalties expense related to uncertain tax positions as current income taxes as discussed in Note 4.

Defined Benefit Pension Plans and OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and OPEB Plans that offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Costs of pension and OPEB Plans are dependent upon numerous factors, assumptions and estimates. See Note 10 for additional information regarding pension and OPEB Plans.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. Accrued removal costs in excess of incurred removal costs are reclassified as a regulatory liability to retire assets in the future.

Regulatory Assets and Liabilities

Oncor is subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 2 for more information regarding regulatory assets and liabilities.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are a principal component of taxes other than income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The interest portion of capitalized AFUDC is accounted for as a reduction to interest expense and the equity portion of capitalized AFUDC is accounted for as other income. See Note 12 for detail of amounts reducing interest expense and increasing other income.

Cash, Cash Equivalents and Restricted Cash

For purposes of reporting cash and cash equivalents, highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the Consolidated Balance Sheets to the sum of such amounts reported on the Statements of Consolidated Cash Flows:

	At December 31,
	2021	2020	2019
Cash, cash equivalents and restricted cash
Cash and cash equivalents	$11	$27	$4
Restricted cash, current (a)	13	-	-
Restricted cash, noncurrent (a)	30	-	-
Total cash, cash equivalents and restricted cash on the Statements of Consolidated Cash Flows	$54	$27	$4

____________
(a)Restricted cash represents amounts deposited with Oncor, by customers of Oncor, but subject to return in accordance with the PUCT rules, ERCOT requirement or Oncor’s tariffs, relating to generation interconnection and construction and/or extension of electric delivery system facilities. Oncor maintains these amounts in a separate escrow account.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB Plans’ trusts (see Note 10) and long-term debt (see Note 6).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the net asset value (NAV) per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy.

Derivative Instruments and Mark-to-Market Accounting

From time-to-time Oncor enters into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for cash flow hedge accounting are met. This recognition is referred to as “mark-to-market” accounting.

Contingencies

Our financial results may be affected by judgments and estimates related to contingencies. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date, and:

•information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events; and
•the amount of the loss can be reasonably estimated.

  We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events. See Note 7 for a discussion of contingencies.

Effects of Reference Rate Reform on Financial Reporting

Oncor’s Credit Facility uses LIBOR as a benchmark for establishing interest rates but incorporates a transition mechanism for the phase-out of LIBOR. In the event we modify our Credit Facility related to the phase-out of LIBOR, we will evaluate the optional expedients and exceptions under ASU No. 2020-04. The standard allows entities to account for contract modifications as an event that does not require reassessment or remeasurement (i.e., as a continuation of the existing contract).

2.    REGULATORY MATTERS

Regulatory Assets and Liabilities

Recognition of regulatory assets and liabilities and the periods over which they are to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of regulatory assets and liabilities and their remaining recovery periods as of December 31, 2021 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	At December 31,
	December 31, 2021	2021	2020	2019

Regulatory assets:
Employee retirement liability (a)(b)(c)	To be determined	$328	$672	$623
Employee retirement costs being amortized	6 years	193	227	262
Employee retirement costs incurred since the last rate review period (b)	To be determined	99	67	79
Self-insurance reserve (primarily storm recovery costs) being amortized	6 years	223	266	309
Self-insurance reserve incurred since the last rate review period (primarily storm related) (b)	To be determined	373	256	238
Debt reacquisition costs	Lives of related debt	19	25	29
Under-recovered AMS costs	6 years	128	149	170
Energy efficiency performance bonus (a)	1 year or less	31	14	9
Wholesale distribution substation service	To be determined	75	55	34
Unrecovered expenses related to COVID-19	To be determined	35	27	-
Recoverable deferred income taxes - net	Various	16	9	-
Uncollectible payments from REPs (b)	To be determined	9	-	-
Other regulatory assets	Various	18	12	22
Total regulatory assets		1,547	1,779	1,775

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,348	1,262	1,178
Excess deferred taxes	Primarily over lives of related assets	1,442	1,508	1,574
Over-recovered wholesale transmission service expense (a)	1 year or less	7	52	30
Unamortized gain on reacquisition of debt	Lives of related debt	26	27	-
Employee retirement costs over-recovered since last rate review period (b)	To be determined	39	-	-
Other regulatory liabilities	Various	14	6	11
Total regulatory liabilities		2,876	2,855	2,793
Net regulatory assets (liabilities)		$(1,329)	$(1,076)	$(1,018)
____________
(a)Not earning a return in the regulatory rate-setting process.
(b)Recovery/refund is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(c)Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

PUCT Project No. 50664 Issues Related to the State of Disaster for the Coronavirus Disease 2019

In March 2020, the PUCT issued an order in PUCT Project No. 50664, Issues Related to the State of Disaster for the Coronavirus Disease 2019, authorizing transmission and distribution utilities to use a regulatory asset accounting mechanism and a subsequent process to seek future recovery of expenses resulting from the effects of the COVID-19 pandemic. Since then, we have been recording incremental costs incurred by Oncor resulting from the effects of the COVID-19 pandemic, including costs relating to the implementation of our pandemic response plan, as a regulatory asset. We recorded $35 million and $21 million, at December 31, 2021 and 2020, respectively, with respect to this regulatory asset. For more information on regulatory assets and liabilities, see Note 1.

InfraREIT Acquisition Approval (PUCT Docket No. 48929)

On May 9, 2019, the PUCT issued a final order in Docket No. 48929 approving the transactions contemplated by the InfraREIT Acquisition, including the SDTS-SU Asset Exchange, and Sempra’s acquisition of an indirect 50% ownership interest in Sharyland Holdings, L.P., the parent of Sharyland. For more information on these transactions, see Note 13.

AMS Final Reconciliation (PUCT Docket No. 49721)

On July 9, 2019, Oncor filed a request with the PUCT for a final reconciliation of our AMS costs. Effective with the implementation of rates pursuant to the Docket No. 46957 rate review, Oncor ceased recovering AMS charges through a surcharge on November 26, 2017, and AMS costs are now being recovered through base rates. Oncor made the following requests in our AMS reconciliation filing:
•a reconciliation of all costs incurred with the $87 million of revenues collected during the final period of the AMS surcharge from January 1, 2017 to November 26, 2017,
•a final PUCT determination of the net operating cost savings of $16 million from the final period of Oncor’s AMS deployment that were used to reduce the amount of costs that were ultimately recovered through Oncor’s AMS surcharge,
•authorization to add the under-recovery of the 2017 AMS costs from this reconciliation proceeding of $6 million to the existing AMS regulatory asset currently being recovered through base rates, and
•authorization to establish a regulatory asset to capture the costs associated with this reconciliation proceeding (if approved, Oncor would seek recovery of that regulatory asset in a future Oncor rate case).

On October 8, 2019, Oncor filed a joint motion to admit evidence and for approval of a joint proposed order that implements the requests detailed above, as agreed to by the PUCT staff and the Steering Committee of Cities. On December 16, 2019, the PUCT signed a Final Order approving Oncor’s requests as listed above.

3. REVENUES

General

Oncor’s revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the volumes delivered can be directly measured, Oncor revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. Oncor recognizes revenue in the amount that it has the right to invoice. Substantially all of Oncor’s revenues are from contracts with customers except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF and EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing Oncor to earn energy efficiency program performance bonuses by exceeding PURA-mandated energy efficiency program targets. This incentive program and the related performance bonus revenues are considered an “alternative revenue program” under GAAP. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year. The PUCT approved bonuses of $31 million, $14 million and $9 million that Oncor recognized in revenues in 2021, 2020 and 2019, respectively.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff:

	Year Ended December 31,
	2021	2020	2019
Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$2,217	$2,156	$2,143
Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	879	803	681
Billed to REPs serving Oncor distribution customers, through TCRF	479	446	391
Total transmission base revenues	1,358	1,249	1,072
Other miscellaneous revenues	104	87	77
Total revenues contributing to earnings	3,679	3,492	3,292

Revenues collected for pass-through expenses:
TCRF – third-party wholesale transmission service	1,039	975	1,005
EECRF	46	44	50
Revenues collected for pass-through expenses	1,085	1,019	1,055

Total operating revenues	$4,764	$4,511	$4,347

Customers

Oncor’s distribution business customers consist of REPs (approximately 95 at December 31, 2021) and certain electric cooperatives in Oncor’s certificated service area. The consumers of the electricity Oncor delivers are free to choose their electricity supplier from REPs who compete for their business. Oncor’s transmission base revenues are collected from load serving entities benefitting from Oncor’s transmission system. Oncor’s transmission business customers consist of municipalities, electric cooperatives and other distribution companies. REP subsidiaries of Oncor’s two largest customers collectively represented 25% and 23% of Oncor’s total operating revenues for the year ended 2021, 25% and 18% for the year ended 2020 and 23% and 18% for the year ended 2019. No other customer represented more than 10% of ours or Oncor’s total operating revenues.

Variability

Our revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment of customer billings is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are recoverable as a regulatory asset.

Pass-through Expenses

Revenue equal to expenses that are allowed to be passed-through to customers (primarily third-party wholesale transmission service and energy efficiency program costs) are recognized at the time the expense is recognized. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

Lubbock Joint Project with LP&L

Oncor completed an approximately $370 million joint project with LP&L in 2021. The project involved the build out of approximately 175 miles of transmission lines and associated station work in Lubbock and the surrounding Texas panhandle areas to join the City of Lubbock to the ERCOT market, with the resulting assets split between Oncor and LP&L. Oncor constructed the facilities and LP&L reimbursed Oncor and received title for its portion of the assets. The LP&L related assets and a corresponding liability were removed from Oncor’s balance sheet at the end of the project when title to the LP&L portion of the assets was transferred to LP&L. As a unique and nonrecurring construction project, the transfer of title was accounted for as a sale of nonfinancial assets at cost.

4. INCOME TAXES

Components of Deferred Income Taxes

The components of our deferred income taxes not attributable to noncontrolling interests are provided in the table below.

	At December 31,
	2021	2020	2019

Deferred Tax Assets:
Section 704c income	$223	$211	$199
Total	223	211	199
Deferred Tax Liabilities:
Partnership outside basis difference	85	85	85
Basis difference in partnership	1,567	1,438	1,337
Total	1,652	1,523	1,422
Deferred tax liability - net	$1,429	$1,312	$1,223

Income Tax Expense (Benefit)

The components of our income tax expense (benefit) are as follows:

	Year Ended December 31,
	2021	2020	2019

Reported in operating expenses:
Current:
U.S. federal	$79	$101	$69
State	24	22	22
Deferred U.S. federal	63	27	49
Amortization of investment tax credits	(1)	(1)	(2)
Total reported in operating expenses	165	149	138
Reported in other income and deductions:
Current U.S. federal	(18)	(23)	(16)
Deferred U.S. federal	16	20	9
Total reported in other income and deductions	(2)	(3)	(7)
Total provision for income taxes	$163	$146	$131

Reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes:

	Year Ended December 31,
	2021	2020	2019

Income before income taxes	$923	$849	$774
Income taxes at the U.S. federal statutory rate of 21%	$194	$178	$163
Amortization of investment tax credits – net of deferred tax effect	(1)	(1)	(2)
Amortization of excess deferred taxes	(52)	(52)	(52)
Texas margin tax, net of federal tax benefit	19	18	17
Nontaxable gains on benefit plan investments	(3)	(2)	(2)
Other	6	5	7
Income tax expense	$163	$146	$131
Effective rate	17.7%	17.2%	16.9%

At December 31, 2021, 2020 and 2019, net amounts of $1.4 billion, $1.3 billion and $1.2 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.6 billion, $1.4 billion and $1.3 billion, respectively, related to our investment in Oncor. Additionally, at December 31, 2021, 2020 and 2019, we have net deferred tax assets of $138 million, $126 million and $114 million, respectively, related to our outside basis differences in Oncor and zero in both years related to our other temporary differences.

Accounting For Uncertainty in Income Taxes

The statute of limitations is open for the Oncor partnership tax returns for the years beginning after December 31, 2017. Texas margin tax returns are under examination or still open for examination for tax years beginning after 2016.

Oncor had a negligible amount of uncertain tax positions in 2021 and none in 2020 and 2019, respectively. Noncurrent liabilities included a negligible amount of accrued interest related to uncertain tax positions at December 31, 2021 and none at December 31, 2020 and 2019, respectively. There was a negligible amount recorded related to interest and penalties in the years ended December 31, 2021, and none in the years ended December 31, 2020 and 2019, respectively. The federal income tax benefit on the interest accrued on uncertain tax positions, if any, is recorded as accumulated deferred income taxes.

5.     SHORT-TERM BORROWINGS

    Oncor Holdings (parent) is prohibited in its limited liability company agreement from directly incurring indebtedness for borrowed money. At December 31, 2021, 2020 and 2019, Oncor’s outstanding short-term borrowings under its Credit Facility and CP Program consisted of the following:

	At December 31,
	2021	2020	2019
Total credit facility borrowing capacity	$2,000	$2,000	$2,000
Credit facility outstanding borrowings	-	-	-
Commercial paper outstanding (a)	(215)	(70)	(46)
Letters of credit outstanding (b)	(8)	(9)	(10)
Available unused credit	$1,777	$1,921	$1,944

____________
(a)The weighted average interest rates for commercial paper were 0.30%, 0.17% and 1.84% at December 31, 2021, 2020 and 2019, respectively.
(b)Interest rates on outstanding letters of credit at December 31, 2021, 2020 and 2019 were 1.20%, 1.45% and 1.20%, respectively, based on our credit ratings.

Credit Facility

In November 2021, Oncor entered into a $2.0 billion unsecured revolving Credit Facility that includes sustainability-linked pricing metrics related to specific environmental and employee health and safety sustainability objectives. The Credit Facility may be used for working capital and general corporate purposes, issuances of letters of credit and to support our CP Program. The Credit Facility has a maturity date of November 9, 2026. Oncor also has the option of requesting up to two 1-year extensions and an option to request an increase in Oncor’s borrowing capacity of $400 million in $100 million increments, provided certain conditions set forth in the Credit Facility are met, including lender approvals. Concurrently with Oncor entering into the Credit Facility, Oncor terminated its prior $2.0 billion secured revolving credit facility,

Loans under the Credit Facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus an applicable margin of between 0.875% and 1.50%, depending on certain credit ratings assigned to Oncor’s debt, or (ii) an alternate base rate (equal to the higher of (1) the prime rate of the administrative agent, (2) the greater of the federal funds effective rate or the overnight bank funding rate, plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus an applicable margin of between 0.00% and 0.50%, depending on certain credit ratings assigned to Oncor’s debt. Based on Oncor’s current debt ratings as of February 25, 2022, Oncor’s LIBOR-based borrowings will bear interest at adjusted LIBOR plus 1.00% and Oncor’s alternate base rate borrowings will bear interest at the alternate base rate plus 0.00%. The Credit Facility provides for an alternative rate of interest upon the occurrence of certain events related to the phase out of LIBOR.

A commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate per annum equal to between 0.075% and 0.225% (such spread shall depend on the credit ratings assigned to Oncor’s debt) of the commitments under the Credit Facility. Based on Oncor’s current debt ratings, the commitment fee will be 0.10%. Letter of credit fees under the Credit Facility are payable quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR under the Credit Facility. Fronting fees in an amount as separately agreed by Oncor and any fronting bank that issues a letter of credit are also payable quarterly in arrears and upon termination to each such fronting bank.

The Credit Facility includes sustainability-linked pricing metrics related to specific environmental and employee health and safety sustainability objectives. The Credit Facility provides that the applicable margin and commitment fee may be increased, decreased or have no change depending on Oncor’s annual performance on the two sustainability-linked pricing metrics set forth in the Credit Facility. The maximum pricing adjustment in any given year is +/- 0.01% on the commitment fee and +/- 0.05% on the applicable margin.

The Credit Facility requires that Oncor maintain a maximum consolidated senior debt to capitalization ratio of 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2021, Oncor was in compliance with these covenants.

The Credit Facility also contains customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the Credit Facility and cross-default provisions in the event Oncor or any of its subsidiaries defaults on indebtedness in a principal amount in excess of

$100 million or receives judgments for the payment of money in excess of $100 million that are not discharged or stayed within 60 days.

CP Program

In March 2018, Oncor established the CP Program, under which it may issue unsecured CP Notes on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. The proceeds of CP Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from Oncor’s Credit Facility discussed above. Oncor may utilize either the CP Program or the Credit Facility at its option, to meet funding needs.

6. LONG-TERM DEBT

Oncor Holdings (parent) is prohibited by its limited liability company agreement from directly incurring indebtedness for borrowed money. Oncor’s long-term debt at December 31, 2021 consisted solely of fixed rate secured debt. Oncor’s secured debt is secured equally and ratably by a first priority lien on certain transmission and distribution assets. See “Deed of Trust” below for additional information. At December 31, 2021, 2020 and 2019, Oncor’s long-term debt consisted of the following:

	At December 31,
	2021	2020	2019

Fixed Rate Secured:
5.75% Senior Notes due September 30, 2020	$-	$-	$126
8.50% Senior Notes, Series C, due December 30, 2020	-	-	14
4.10% Senior Notes, due June 1, 2022	400	400	400
7.00% Debentures due September 1, 2022	482	482	482
2.75% Senior Notes due June 1, 2024	500	500	500
2.95% Senior Notes due April 1, 2025	350	350	350
0.55% Senior Notes due October 1, 2025	450	450	-
3.86% Senior Notes, Series A, due December 3, 2025	174	174	174
3.86% Senior Notes, Series B, due January 14, 2026	38	38	38
3.70% Senior Notes due November 15, 2028	650	650	650
5.75% Senior Notes due March 15, 2029	318	318	318
7.25% Senior Notes, Series B, due December 30, 2029	-	-	36
6.47% Senior Notes, Series A, due September 30, 2030	-	-	83
2.75% Senior Notes due May 15, 2030	700	400	-
7.00% Senior Notes due May 1, 2032	494	494	500
7.25% Senior Notes due January 15, 2033	323	323	350
7.50% Senior Notes due September 1, 2038	300	300	300
5.25% Senior Notes due September 30, 2040	475	475	475
4.55% Senior Notes due December 1, 2041	400	400	400
5.30% Senior Notes due June 1, 2042	348	348	500
3.75% Senior Notes due April 1, 2045	550	550	550
3.80% Senior Notes due September 30, 2047	325	325	325
4.10% Senior Notes due November 15, 2048	450	450	450
3.80% Senior Notes, due June 1, 2049	500	500	500
3.10% Senior Notes, due September 15, 2049	700	700	700
3.70% Senior Notes due May 15, 2050	400	400	-
2.70% Senior Notes due November 15, 2051	500	-	-
5.35% Senior Notes due October 1, 2052	300	300	-
Fixed rate secured long-term debt	10,127	9,327	8,221
Variable Rate Unsecured:
Term loan credit agreement maturing October 6, 2020	-	-	460
Variable rate unsecured long-term debt	-	-	460
Total long-term debt	10,127	9,327	8,681
Unamortized discount and debt issuance costs	(95)	(98)	(56)
Less amount due currently	(882)	-	(608)
Long-term debt, less amounts due currently	$9,150	$9,229	$8,017

Long-Term Debt-Related Activity in 2021

Term Loan Credit Agreements

January 2021 Term Loan Credit Agreement

On January 29, 2021, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $300 million (January 2021 Term Loan Credit Agreement). The January 2021 Term Loan Credit Agreement had a maturity date of February 28, 2022. Under the January 2021 Term Loan Credit Agreement, Oncor borrowed $160 million on January 29, 2021 and $140 million on February 26, 2021. The proceeds from each borrowing were used for general corporate purposes. Loans under the January 2021 Term Loan Credit Agreement bore interest at per annum rates equal to, at Oncor’s option, (i) LIBOR plus 0.675%, or (ii) an alternate base rate (the highest of (1) the prime rate of the lender, (2) the federal funds effective rate plus 0.50%, and (3) daily 1-month LIBOR plus 1.00%). On November 16, 2021, Oncor repaid the $300 million aggregate principal amount borrowed under the January 2021 Term Loan Credit Agreement, and as a result the January 2021 Term Loan Credit Agreement is no longer in effect.

March 2021 Term Loan Credit Agreement

On March 17, 2021, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $450 million (March 2021 Term Loan Credit Agreement). The March 2021 Term Loan Credit Agreement had a maturity date of May 17, 2022. Under the March 2021 Term Loan Credit Agreement, Oncor borrowed $170 million on March 31, 2021, $105 million on April 30, 2021 and $175 million on May 14, 2021. The proceeds from each borrowing were used for general corporate purposes. Loans under the March 2021 Term Loan Credit Agreement bore interest at per annum rates equal to, at Oncor’s option, (i) LIBOR plus 0.65%, or (ii) an alternate base rate (the highest of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 0.50%, and (3) daily 1-month LIBOR plus 1.00%). On November 16, 2021, Oncor repaid the $450 million aggregate principal amount borrowed under the March 2021 Term Loan Credit Agreement, and as a result the March 2021 Term Loan Credit Agreement is no longer in effect.

June 2021 Term Loan Credit Agreement

On June 25, 2021, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $540 million (June 2021 Term Loan Credit Agreement). The June 2021 Term Loan Credit Agreement had a maturity date of August 15, 2022. Under the June 2021 Term Loan Credit Agreement, Oncor borrowed $20 million on June 29, 2021 and $520 million on July 28, 2021. The proceeds from each borrowing were used for general corporate purposes. Loans under the June 2021 Term Loan Credit Agreement bore interest at per annum rates equal to, at Oncor’s option, (i) LIBOR plus 0.60%, or (ii) an alternate base rate (the highest of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 0.50%, and (3) daily 1-month LIBOR plus 1.00%). On November 16, 2021, Oncor repaid $50 million principal amount and on December 9, 2021, Oncor repaid the remaining $490 million principal amount borrowed under the June 2021 Term Loan Credit Agreement, and as a result the June 2021 Term Loan Credit Agreement is no longer in effect.

Senior Secured Notes

2030 Notes and 2051 Notes Issuances

On November 16, 2021, Oncor issued $300 million aggregate principal amount of 2.75% Senior Secured Notes due May 15, 2030 (2030 Notes) and $500 million aggregate principal amount of 2.70% Senior Secured Notes due November 15, 2051 (2051 Notes). The 2030 Notes constitute an additional issuance of Oncor’s 2.75% Senior Secured Notes due May 15, 2030, $400 million of which Oncor previously issued on March 20, 2020 and are currently outstanding. As a result of this additional issuance, at December 31, 2021, the aggregate principal amount of 2030 Notes outstanding was $700 million. Oncor used the proceeds from the issuance of the 2030 Notes issued in November 2021 and the 2051 Notes for general corporate purposes, including the repayment of the aggregate principal amounts outstanding under the January 2021 Term Loan Credit Agreement and the March 2021 Term Loan Credit Agreement, as well as a portion of the aggregate principal amount outstanding under the June 2021 Term Loan Credit Agreement.

The 2030 Notes and 2051 Notes were issued pursuant to the provisions of an Indenture, dated as of August 1, 2002, between Oncor and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as amended and supplemented.

The 2030 Notes bear interest at a rate of 2.75% per annum and mature on May 15, 2030. The 2051 Notes bear interest at a rate of 2.70% per annum and mature on November 15, 2051. Interest on the 2030 Notes issued in

November 2021 accrued from November 15, 2021 and will be payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2022. Interest on the 2051 Notes accrued from November 16, 2021 and will be payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2022. Prior to February 15, 2030 in the case of the 2030 Notes and May 15, 2051 in the case of the 2051 Notes, Oncor may redeem such notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after February 15, 2030 in the case of the 2030 Notes and May 15, 2051 in the case of the 2051 Notes, Oncor may redeem such notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest.

The 2030 Notes and 2051 Notes were issued in a private placement and were not registered under the Securities Act. In connection with the completion of the sale of the notes, on November 16, 2021, Oncor entered into a Registration Rights Agreement with the representatives of the initial purchasers of such notes (the Registration Rights Agreement). Under the Registration Rights Agreement, Oncor agreed, subject to certain exceptions, to file a registration statement with the SEC with respect to a registered offer to exchange the 2030 Notes issued in November 2021 and 2051 Notes for publicly registered notes, or under certain circumstances, a shelf registration statement, and cause that registration statement to be declared effective under the Securities Act no later than 270 days after the issue date of such notes and to consummate the exchange offer no later than 315 days after the issue date of such notes or, in the case of a shelf registration statement, cause it to be declared effective within the later of 180 days after the shelf registration statement obligation arises or 270 days after the issue date of the notes. If Oncor does not comply with certain of its obligations under the Registration Rights Agreement, the affected notes will bear additional interest on the principal amount of the affected notes at a rate of 0.50% per annum over the interest rate otherwise provided for under the notes for the period during which the registration default continues, but not later than the second anniversary of the issue date of the notes.

Long-Term Debt-Related Activity in 2022

Term Loan Credit Agreements

January 2022 Term Loan Credit Agreement

On January 28, 2022, Oncor entered into an unsecured $1.3 billion term loan credit agreement (January 2022 Term Loan Credit Agreement). The January 2022 Term Loan Credit Agreement matures on April 29, 2023, and provides that Oncor can borrow up to the full amount in up to four borrowings, at Oncor’s option, at any time before April 28, 2022. Oncor intends to use the proceeds from any borrowing under the January 2022 Term Loan Credit Agreement for working capital and other general corporate purposes.

Loans under the January 2022 Term Loan Credit Agreement bear interest, at Oncor’s option, at either (i) an adjusted term SOFR (calculated based on one-month term SOFR as of a specified date, plus an adjustment of 0.10% (SOFR Adjustment)) plus a spread of 0.575%, (ii) an adjusted daily simple SOFR (calculated based on daily simple SOFR as of a specified date, plus the SOFR Adjustment) plus a spread of 0.575%, or (iii) for any day, at a rate equal to the greatest of: (1) the prime rate publicly announced by the administrative agent on such date, (2) the federal funds effective rate on such date plus 0.50%, and (3) daily simple SOFR on such date, plus 1%.

On January 28, 2022, Oncor borrowed $400 million under the January 2022 Term Loan Credit Agreement, the proceeds of which were used for general corporate purposes, including to repay the outstanding CP Notes. On February 23, 2022, Oncor submitted an irrevocable notice under the January 2022 Term Loan Credit Agreement for a $600 million borrowing to be made on February 28, 2022. Oncor intends to use the proceeds from the February 2022 borrowing for general corporate purposes, including to repay outstanding CP Notes and redeem on March 1, 2022, $400 million aggregate principal amount outstanding of our 4.10% Senior Secured Notes due 2022 (the 2022 Notes), plus accrued and unpaid interest. Following the February 2022 borrowing, $300 million will be available for borrowing under the January 2022 Term Loan Credit Agreement.

Senior Secured Notes

2022 Notes Redemption

On January 28, 2022, the trustee under the indenture governing the 2022 Notes delivered a notice of redemption on Oncor’s behalf to the holders of our outstanding 2022 Notes. The 2022 Notes mature on June 1, 2022. The notice provides that Oncor will redeem all $400 million aggregate principal amount outstanding of the 2022 Notes. The redemption date will be March 1, 2022 and the redemption price will be equal to 100% of the principal amount of the 2022 Notes, plus accrued interest to, but not including, the redemption date. Upon the redemption of the 2022 Notes, none of the 2022 Notes will remain outstanding.

Deed of Trust

Oncor’s secured debt is secured equally and ratably by a first priority lien on all property acquired or constructed by Oncor for use in its electricity transmission and distribution business, subject to certain exceptions. The property is mortgaged under the Deed of Trust. The Deed of Trust permits us to secure indebtedness with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2021, the amount of available bond credits was $2.112 billion and the amount of future debt Oncor could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $4.367 billion.

Borrowings under the Credit Facility, the CP Program and term loan credit agreements are not secured.

Maturities

Oncor’s long-term debt maturities at December 31, 2021, are as follows:

Year	Amount
2022	$882
2023	-
2024	500
2025	974
2026	38
Thereafter	7,733
Unamortized discount and debt issuance costs	(95)
Total	$10,032

Fair Value of Long-Term Debt

At December 31, 2021, 2020 and 2019, the estimated fair value of long-term debt (including current maturities) totaled $11.758 billion, $11.638 billion and $10.003 billion, respectively, and the carrying amount totaled $10.032 billion, $9.229 billion and $8.625 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

7.    COMMITMENTS AND CONTINGENCIES

Leases

General

A lease exists when a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As lessee, Oncor’s leased assets primarily consist of Oncor’s vehicle fleet and real estate leased for company offices and service centers. Oncor’s leases are accounted for as operating leases for GAAP purposes. At December 31, 2021, Oncor had $3 million in GAAP operating leases that are treated as capital leases solely for rate-making purposes. Oncor generally recognizes operating lease costs on a straight-line basis over the lease term in operating expenses. We or Oncor are not a lessor to any material lease contracts.

As of the lease commencement date, Oncor recognizes a lease liability for Oncor’s obligation to make lease payments, which is initially measured at present value using Oncor’s incremental borrowing rate at the date of lease commencement, unless the rate implicit in the lease is readily determinable. Oncor determines its incremental borrowing rate based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. Oncor also records a ROU asset for its right to use the underlying asset, which is initially equal to the lease liability and adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs.

Some of Oncor’s lease agreements contain nonlease components, which represent items or activities that transfer a good or service. Oncor separates lease components from nonlease components, if any, for Oncor’s fleet vehicle and real estate leases for purposes of calculating the related lease liability and ROU asset.

Certain of Oncor’s leases include options to extend the lease terms for up to 20 years, while others include options to terminate early. Oncor’s lease liabilities and ROU assets are based on lease terms that may include such options to extend or terminate the lease when it is reasonably certain that Oncor will exercise that option.

Short-term Leases

Some of Oncor’s contracts are short-term leases, which have a lease term of 12 months or less at lease commencement. As allowed by GAAP, we and Oncor do not recognize a lease liability or ROU asset arising from short-term leases for all existing classes of underlying assets. We and Oncor recognize short-term lease costs on a straight-line basis over the lease term.

Lease Obligations, Lease Costs and Other Supplemental Data

The following tables summarize lease information on the consolidated balance sheet at December 31, 2021, 2020 and 2019.

	At December 31,
	2021	2020	2019
Operating Leases:
ROU assets:
Operating lease ROU, third-party joint project and other assets	$146	$132	$92

Lease liabilities:
Operating lease and other current liabilities	$37	$29	$26
Operating lease, third-party joint project and other obligations	133	124	66
Total operating lease liabilities	$170	$153	$92

Weighted-average remaining lease term (in years)	7	7	4
Weighted-average discount rate	2.5%	2.8%	3.3%

The components of lease costs and cash paid for amounts included in the measurement of lease liabilities in 2021, 2020 and 2019 were as follows:

	Year Ended December 31,
	2021	2020	2019
Operating lease cost:
Operating lease costs (including amounts allocated to property, plant and equipment)	$51	$42	$40
Short-term lease costs	11	10	34
Total operating lease costs	$62	$52	$74

Operating lease payments:
Cash paid for amounts included in the measurement of lease liabilities	$40	$35	$32

The table below presents the maturity analysis of lease liabilities and reconciliation to the present value of lease liabilities at December 31, 2021:

Year	Amount
2022	$40
2023	32
2024	25
2025	17
2026	10
Thereafter	56
Total undiscounted lease payments	180
Less imputed interest	(10)
Total operating lease obligations	$170

Capital Expenditures

As part of the Sempra Acquisition, Oncor has committed to make minimum aggregate capital expenditures equal to at least $7.5 billion over the five year period ending December 31, 2022. Oncor’s capital expenditures from January 1, 2018 to December 31, 2021 totaled $8.9 billion.

Sales and Use Tax Audits

Oncor is subject to sales and use tax audits in the normal course of business. Oncor is currently subject to sales and use tax audits conducted by the Texas State Comptroller’s office for audit periods 2010 through June 2013, July 2013 through 2017 and 2018 through 2021. No audit reports have been issued for these audits. While the outcome is uncertain, based on our analysis, the ultimate resolution of these audits should not have a material adverse effect on our financial position, results of operations, or cash flows.

Energy Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The requirement for the year 2022 is $49 million which is recoverable through EECRF rates.

Legal/Regulatory Proceedings

We and Oncor are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

At December 31, 2021, approximately 17% of Oncor’s full time employees were represented by a labor union and covered by a collective bargaining agreement that expires in October 2022.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and
•the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

We have not identified any significant potential environmental liabilities at this time.

8. MEMBERSHIP INTERESTS - ONCOR HOLDINGS

Contributions

On February 17, 2022, Oncor Holdings received cash capital contributions from its member totaling $85 million. During 2021, Oncor Holdings received the following cash capital contributions from its member, each of which it subsequently contributed to Oncor.

Received	Amount
February 16, 2021	$51
April 27, 2021	$51
July 27, 2021	$50
October 26, 2021	$54
December 22, 2021	$360

Distributions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are each composed of a majority of Disinterested Directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet the respective company’s expected future requirements.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including any finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

The PUCT order issued in the Sempra Acquisition and the limited liability company agreement for each of Oncor and Oncor Holdings set forth various restrictions on distributions to members. Among those restrictions is the commitment that Oncor will make no distributions (other than contractual tax payments) to its members that would cause Oncor to exceed the PUCT’s authorized debt-to-equity ratio. Oncor’s current authorized regulatory capital structure is 57.5% debt to 42.5% equity. The distribution restrictions also include the ability of a majority of Oncor’s Disinterested Directors, or either of the two member directors designated by Texas Transmission, to limit distributions to the extent each determines it is necessary to meet expected future requirements of Oncor (including continuing compliance with the PUCT debt-to-equity ratio commitment). At December 31, 2021, Oncor’s regulatory capitalization was 53.1% debt to 46.9% equity, and as a result Oncor had $1.463 billion available to distribute to its members.

On February 18, 2022, our board of directors declared a cash distribution of $85 million, which was paid to our member on February 18, 2022. During 2021, our board of directors declared, and we paid, the following cash distributions to our member:

Declaration Date	Payment Date	Amount
February 17, 2021	February 18, 2021	$77
April 28, 2021	April 29, 2021	$77
July 28, 2021	July 29, 2021	$438
October 27, 2021	October 28, 2021	$81

Accumulated Other Comprehensive Income (Loss) (AOCI) - Oncor Holdings

The following table presents the changes to AOCI attributable to Oncor Holdings for the years ended December 31, 2021, 2020 and 2019 net of tax:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)

Balance at December 31, 2018	$(12)	$(80)	$(92)
Defined benefit pension plans	-	17	17
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	1	-	1
ASU 2018-02 stranded tax effects	(4)	(14)	(18)
Balance at December 31, 2019	$(15)	$(77)	$(92)
Defined benefit pension plans	-	6	6
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	(16)	-	(16)
Balance at December 31, 2020	$(31)	$(71)	$(102)
Defined benefit pension plans	-	9	9
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	-	2
Balance at December 31, 2021	$(29)	$(62)	$(91)

9.     NONCONTROLLING INTERESTS

At December 31, 2021, 2020 and 2019, Oncor’s ownership was 80.25% held by us and 19.75% held by Texas Transmission. The book value of the noncontrolling interests exceeds its ownership percentage due to the portion of Oncor’s deferred taxes not attributable to the noncontrolling interests.

10.    EMPLOYEE BENEFIT PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of certain EFH Corp./Vistra active and retired employees for periods prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, in 2005, Oncor entered into an agreement with a predecessor of EFH Corp. whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. Oncor subsequently entered into agreements with EFH Corp. and a Vistra affiliate regarding provision of these benefits. Pursuant to the agreement with the Vistra affiliate, Oncor sponsors an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former Oncor, EFH Corp. and Vistra employees for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “OPEB Plans” below for more information.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2021, 2020 and 2019, Oncor had recorded net regulatory assets totaling $581 million, $966 million and $964 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Oncor also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to Oncor’s regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service are not recoverable through rates.

Pension Plans

Oncor sponsors the Oncor Retirement Plan and also has liabilities related to the Vistra Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. The weighted-average interest crediting rate assumption for the Cash Balance Formula was 3.0% for 2021. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is Oncor’s policy to fund its plans on a current basis to the extent required under existing federal tax and ERISA regulations.

Oncor also has the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

At December 31, 2021, the pension plans’ projected benefit obligation included a net actuarial gain of $95 million for 2021 due primarily to an increase in the discount rate.  Actual returns on the plans’ assets in 2021 were more than the expected return on the plans’ assets by $69 million. Oncor expects the pension plans’ amortizations of net actuarial losses to be $32 million in 2022.

OPEB Plans

Oncor currently sponsors two OPEB Plans. One plan covers Oncor’s eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, Oncor established a second plan to cover eligible retirees of Oncor and EFH Corp./Vistra whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees.

Oncor’s contribution policy for the OPEB Plans is to place in irrevocable external trusts dedicated to the payment of OPEB expenses an amount at least equal to the OPEB expense recovered in rates.

At December 31, 2021, the OPEB Plans’ projected benefit obligation included a net actuarial gain of $136 million for 2021, including a $108 million gain associated with updates to census data, health care claims and trend assumptions and a $36 million gain due to an increase in discount rates, offset by a loss of $8 million associated with mortality and other demographic assumption changes. Actual returns on OPEB Plans’ assets in 2021 were more than the expected return on OPEB Plans’ assets by $6 million. Oncor expects the OPEB Plans’ amortizations of net actuarial gains to be $1 million in 2022.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor’s obligations with respect to the various plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above. Oncor’s net costs related to pension and OPEB Plans were comprised of the following:

	Year Ended December 31,
	2021	2020	2019

Pension costs	$70	$71	$63
OPEB costs	25	19	41
Total benefit costs	95	90	104
Less amounts recognized principally as property, regulatory asset or regulatory liability	(19)	(13)	(27)
Net amounts recognized as operation and maintenance expense or other deductions	$76	$77	$77

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB Plans information is based on December 31, 2021, 2020 and 2019 measurement dates:

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019

Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	2.40%	3.13%	4.18%	2.58%	3.29%	4.41%
Expected return on plan assets	4.35%	4.94%	5.42%	5.24%	5.90%	6.19%
Rate of compensation increase	4.80%	4.64%	4.53%	-	-	-

Components of Net Pension and OPEB Costs:
Service cost	$33	$29	$25	$5	$6	$6
Interest cost	84	103	128	26	32	43
Expected return on assets	(99)	(109)	(119)	(7)	(8)	(7)
Amortization of prior service cost (credit)	-	-	-	(17)	(20)	(20)
Amortization of net loss	52	48	29	18	10	19
Curtailment cost (credit)	-	-	-	-	(1)	-
Net periodic pension and OPEB costs	$70	$71	$63	$25	$19	$41

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Curtailment	$-	$-	$-	$-	$2	$-
Net loss (gain)	(164)	61	-	(142)	14	(22)
Amortization of net loss	(52)	(48)	(29)	(18)	(10)	(19)
Amortization of prior service (cost) credit	-	-	-	17	20	20
Total recognized as regulatory assets or other comprehensive income	(216)	13	(29)	(143)	26	(21)
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$(146)	$84	$34	$(118)	$45	$20

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019

Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	2.75%	2.40%	3.13%	2.91%	2.58%	3.29%
Rate of compensation increase	4.98%	4.80%	4.64%	-	-	-

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019

Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,596	$3,400	$3,162	$1,013	$999	$1,006
Service cost	33	29	25	5	6	6
Interest cost	84	103	128	26	32	43
Participant contributions	-	-	-	19	18	19
Actuarial loss (gain)	(95)	302	367	(136)	20	(5)
Benefits paid	(171)	(165)	(164)	(66)	(63)	(70)
Curtailment	-	-	-	-	1	-
Settlements	(89)	(73)	(118)	-	-	-
Projected benefit obligation at end of year	$3,358	$3,596	$3,400	$861	$1,013	$999
Accumulated benefit obligation at end of year	$3,199	$3,433	$3,283	$-	$-	$-

Change in Plan Assets:
Fair value of assets at beginning of year	$2,740	$2,494	$2,249	$145	$141	$132
Actual return on assets	168	350	486	13	14	25
Employer contributions	21	134	41	35	35	35
Participant contributions	-	-	-	19	18	19
Benefits paid	(171)	(165)	(164)	(66)	(63)	(70)
Settlements	(89)	(73)	(118)	-	-	-
Fair value of assets at end of year	$2,669	$2,740	$2,494	$146	$145	$141

Funded Status:
Projected benefit obligation at end of year	$(3,358)	$(3,596)	$(3,400)	$(861)	$(1,013)	$(999)
Fair value of assets at end of year	2,669	2,740	2,494	146	145	141
Funded status at end of year	$(689)	$(856)	$(906)	$(715)	$(868)	$(858)

	Pension Plans			OPEB Plans
	At December 31,			At December 31,
	2021	2020	2019	2021	2020	2019

Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(5)	$(5)	$(5)	$(12)	$(14)	$(15)
Other noncurrent liabilities	(705)	(863)	(901)	(703)	(854)	(843)
Net liability recognized	$(710)	$(868)	$(906)	$(715)	$(868)	$(858)
Assets:
Other noncurrent assets	$21	$12	$-	$-	$-	$-
Regulatory assets:
Net loss (gain)	355	556	531	(27)	132	129
Prior service credit	-	-	-	-	(16)	(37)
Net regulatory assets recognized	355	556	531	(27)	116	92
Net assets recognized	$376	$568	$531	$(27)	$116	$92
Accumulated other comprehensive net loss	$93	$108	$120	$3	$3	$1

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2021	2020	2019

Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	6.70%	6.90%	7.20%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2029	2029	2029

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	7.50%	7.80%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2031	2030	2029

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2021	2020	2019
Pension Plans with PBO and ABO in Excess of Plan Assets (a):
Projected benefit obligations	$3,358	$3,596	$3,400
Accumulated benefit obligations	$3,199	$3,433	$3,283
Plan assets	$2,669	$2,740	$2,494

_________
(a)PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan are included. Oncor’s obligations with respect to the Vistra Retirement Plan are overfunded. As of December 31, 2021, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $187 million, $185 million and $208 million, respectively. As of December 31, 2020, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $196 million, $194 million and $208 million, respectively. As of December 31, 2019, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $187 million, $184 million and $197 million, respectively.

The following table provides information regarding OPEB Plans with accumulated projected benefit obligations (APBO) in excess of the fair value of plan assets.

	At December 31,
	2021	2020	2019
OPEB Plans with APBO in Excess of Plan Assets
Accumulated postretirement benefit obligations	$861	$1,013	$999
Plan assets	$146	$145	$141

Pension and OPEB Plans Investment Strategy and Asset Allocations

Oncor’s investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S. Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents 24% of total investments at December 31, 2021.

The target asset allocation ranges of the pension plan’s investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Non-recoverable

International equities	12% - 20%	5% - 11%
U.S. equities	15% - 23%	6% - 12%
Real estate	3% - 7%	-
Credit strategies	5% - 9%	4% - 8%
Fixed income	48% - 58%	72% - 82%

    The investment objective for the OPEB Plans primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2021 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans’ Assets

At December 31, 2021, 2020 and 2019, pension plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2021
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$-	$9	$-	$9
Equity securities:
U.S.	65	1	-	66
International	138	1	-	139
Fixed income securities:
Corporate bonds (a)	-	879	-	879
U.S. Treasuries	-	55	-	55
Other (b)	-	50	-	50
Total assets in the fair value hierarchy	$203	$995	$-	1,198
Total assets measured at net asset value (c)				1,471
Total fair value of plan assets				$2,669

	At December 31, 2020
	Level 1	Level 2	Level 3	Total

Asset Category
Equity securities:
U.S.	$220	$1	$-	$221
International	330	1	-	331
Fixed income securities:
Corporate bonds (a)	-	910	-	910
U.S. Treasuries	-	46	-	46
Other (b)	-	57	-	57
Total assets in the fair value hierarchy	$550	$1,015	$-	1,565
Total assets measured at net asset value (c)				1,175
Total fair value of plan assets				$2,740

	At December 31, 2019
	Level 1	Level 2	Level 3	Total

Asset Category
Equity securities:
U.S.	$194	$2	$-	$196
International	290	1	-	291
Fixed income securities:
Corporate bonds (a)	-	908	-	908
U.S. Treasuries	-	147	-	147
Other (b)	-	63	-	63
Real estate	-	-	3	3
Total assets in the fair value hierarchy	$484	$1,121	$3	1,608
Total assets measured at net asset value (c)				886
Total fair value of plan assets				$2,494
_____________

(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.
(c)    Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Fair Value Measurement of OPEB Plans’ Assets

At December 31, 2021, 2020 and 2019, the OPEB Plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2021
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$9	$-	$-	$9
Equity securities:
U.S.	16	-	-	16
International	17	-	-	17
Fixed income securities:
Corporate bonds (a)	-	37	-	37
U.S. Treasuries	-	2	-	2
Other (b)	16	2	-	18
Total assets in the fair value hierarchy	$58	$41	$-	99
Total assets measured at net asset value (c)				47
Total fair value of plan assets				$146

	At December 31, 2020
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$9	$-	$-	$9
Equity securities:
U.S.	24	-	-	24
International	25	-	-	25
Fixed income securities:
Corporate bonds (a)	-	34	-	34
U.S. Treasuries	-	1	-	1
Other (b)	19	3	-	22
Total assets in the fair value hierarchy	$77	$38	$-	115
Total assets measured at net asset value (c)				30
Total fair value of plan assets				$145

	At December 31, 2019
	Level 1	Level 2	Level 3	Total

Asset Category
Interest-bearing cash	$6	$-	$-	$6
Equity securities:
U.S.	24	-	-	24
International	28	-	-	28
Fixed income securities:
Corporate bonds (a)	-	31	-	31
U.S. Treasuries	-	3	-	3
Other (b)	22	2	-	24
Total assets in the fair value hierarchy	$80	$36	$-	116
Total assets measured at net asset value (c)				25
Total fair value of plan assets				$141

_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of diversified bond mutual funds.
(c)    Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plans
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return

International equity securities	7.05%	401(h) accounts	5.78%
U.S. equity securities	6.10%	Life insurance VEBA	5.70%
Real estate	5.40%	Union VEBA	5.70%
Credit strategies	5.50%	Non-union VEBA	1.90%
Fixed income securities	3.07%	Shared retiree VEBA	1.90%
Weighted average (a)	4.87%	Weighted average	5.61%

_____________
(a)    The 2022 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 4.17%, and for Oncor’s obligations with respect to the Vistra Retirement Plan is 4.66%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. Oncor seeks to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor recognizes the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2021, we selected the assumed discount rate using the Aon AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2021 consisted of 831 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For Oncor’s obligations with respect to the Vistra Retirement Plan and the OPEB Plans at December 31, 2021, we selected the assumed discount rate using the Aon AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2021 consisted of 307 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Pension and OPEB Plans Cash Contributions

Oncor’s contributions to the benefit plans were as follows:

	Year Ended December 31,
	2021	2020	2019

Pension plans contributions	$21	$134	$41
OPEB Plans contributions	35	35	35
Total contributions	$56	$169	$76

Oncor’s funding for the pension plans and the OPEB Plans is expected to total $5 million and $35 million, respectively, in 2022 and approximately $90 million and $177 million, respectively, in the five-year period 2022 to 2026.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2022	2023	2024	2025	2026	2027-31

Pension plans	$181	$184	$188	$191	$192	$950
OPEB Plans	$45	$47	$48	$48	$49	$241

Thrift Plan

Oncor’s employees are eligible to participate in a qualified savings plan, the Oncor Thrift Plan, which is a participant-directed defined contribution plan subject to the provisions of ERISA and intended to qualify under Section 401(a) of the Code, and to meet the requirements of Code Sections 401(k) and 401(m). Under the plan, Oncor’s employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Oncor Thrift Plan totaled $24 million, $23 million and $20 million for the years ended December 31, 2021, 2020 and 2019, respectively.

11.     RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters.

•We are a member of Sempra’s federal consolidated tax group and therefore Sempra’s federal consolidated income tax return includes our results. Included in our results as reported in Sempra’s federal consolidated tax return is our portion of Oncor’s taxable income. Under the terms of a tax sharing agreement, we are obligated to make payments to STH in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission, pro rata in accordance with its respective membership interest in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. STH also includes Oncor’s results in its combined Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to STH Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. See discussion in Note 1 to Financial Statements under “Income Taxes.”

Amounts payable to (receivable from) STH related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,
	2021	2020	2019

Federal income taxes receivable	$(5)	$(14)	$(4)
Texas margin tax payable	24	23	22
Net payable	$19	$9	$18

Cash payments made to (received from) Sempra related to income taxes consisted of the following:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Federal income taxes	$49	$70	$54
Texas margin tax	23	22	22
Total payments	$72	$92	$76

•Sempra acquired an indirect 50% interest in Sharyland Holdings, L.P., the parent of Sharyland. As a result of this acquisition, Sharyland is now Oncor’s affiliate for purposes of PUCT rules. Pursuant to the PUCT order in Docket No. 48929 approving the InfraREIT Acquisition, upon closing of the InfraREIT Acquisition Oncor entered into an operation agreement pursuant to which Oncor will provide certain operations services to Sharyland at cost with no markup or profit. Sharyland provided wholesale transmission service to Oncor in the amount of $10 million, $13 million and $9 million in the years ended December 31, 2021 and 2020, and in the period between the May 16, 2019 InfraREIT Acquisition date through December 31, 2019, respectively. Oncor provided substation monitoring and switching service to Sharyland in the amount of $592,000, $629,000 and $303,000 in the years ended December 31, 2021 and 2020, and in the period between the May 16, 2019 InfraREIT Acquisition date through December 31, 2019, respectively.

•Oncor paid Sempra $116,000, $119,000 and $109,000 for the years ended December 31, 2021, 2020 and 2019, respectively, for tax work.

See Note 8 for information regarding distributions to member.

12. SUPPLEMENTARY FINANCIAL INFORMATION

Other Deductions and (Income)

	Year Ended December 31,
	2021	2020	2019

Professional fees	$9	$6	$10
InfraREIT Acquisition related costs	-	-	9
Recoverable Pension and OPEB - non-service costs	54	55	57
Non-recoverable pension and OPEB	3	4	4
AFUDC equity income	(27)	(29)	(10)
Interest and investment income	(8)	(4)	(5)
Other	-	1	(2)
Total other deductions and (income) - net	$31	$33	$63

Interest Expense and Related Charges

	Year Ended December 31,
	2021	2020	2019

Interest	$415	$413	$382
Amortization of debt issuance costs and discounts	11	11	9
Less AFUDC – capitalized interest portion	(13)	(19)	(16)
Total interest expense and related charges	$413	$405	$375

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2021	2020	2019

Gross trade accounts and other receivables	$750	$767	$666
Allowance for uncollectible accounts	(12)	(7)	(5)
Trade accounts receivable – net	$738	$760	$661

At December 31, 2021, REP subsidiaries of two of Oncor’s largest customers represented 22% and 21% of the trade accounts receivable balance and no other customers represented 10% or more of the trade accounts receivable balance. At December 31, 2020, REP subsidiaries of two of Oncor’s largest customers represented 21% and 15% of the trade accounts receivable balance. At December 31, 2019, REP subsidiaries of two of Oncor’s largest customers represented 15% and 11% of the trade accounts receivable balance

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2021	2020	2019

Assets related to employee benefit plans	$133	$124	$119
Land	20	16	12
Other	2	2	2
Total investments and other property	$155	$142	$133

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2021, 2020 and 2019, the face amount of these policies totaled $198 million, $181 million and $172 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $99 million, $97 million and $95 million at December 31, 2021, 2020 and 2019, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Average Life at December 31, 2021	2021	2020	2019
Assets in service:
Distribution	2.5% / 39.5 years	$15,994	$14,937	$14,007
Transmission	2.9% / 34.6 years	13,075	12,156	11,094
Other assets	5.5% / 18.2 years	1,960	1,855	1,648
Total		31,029	28,948	26,749
Less accumulated depreciation		8,659	8,336	7,986
Net of accumulated depreciation		22,370	20,612	18,763
Construction work in progress		557	593	585
Held for future use		27	20	22
Property, plant and equipment – net		$22,954	$21,225	$19,370

Depreciation expense as a percent of average depreciable property approximated 2.7%, 2.7% and 2.7% for the years ended December 31, 2021, 2020 and 2019, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2021			At December 31, 2020			At December 31, 2019

	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Identifiable intangible assets subject to amortization:
Land easements	$641	$117	$524	$623	$112	$511	$575	$107	$468
Capitalized software	1,066	451	615	1,027	484	543	933	430	503
Total	$1,707	$568	$1,139	$1,650	$596	$1,054	$1,508	$537	$971

Aggregate amortization expense for intangible assets totaled $50 million, $62 million and $52 million for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021, the weighted average remaining useful lives of capitalized land easements and software were 83 years and 10 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2022	$67
2023	$67
2024	$66
2025	$66
2026	$66

Goodwill totaling $4.628 billion was reported on our balance sheet at December 31, 2021, 2020 and 2019, respectively. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Operating Lease, Third-Party Joint Project and Other Obligations

Operating lease, third-party joint project and other obligations reported on our balance sheet consisted of the following:

	At December 31,
	2021	2020	2019

Liabilities related to tax sharing agreement with noncontrolling interest	$92	$102	$112
Operating lease liabilities (Notes 1 and 7)	133	124	66
Investment tax credits	4	5	6
Third-party joint project obligation (Note 3) (a)	-	100	-
Customer deposits – noncurrent	30	-	-
Other	64	76	74
Total operating lease, third-party joint project and other obligations	$323	$407	$258
____________
(a)Related to a joint project with LP&L. See Note 3 for more information.

Supplemental Cash Flow Information

	Year Ended December 31,
	2021	2020	2019

Cash payments (receipts) related to:
Interest	$409	$406	$368
Less capitalized interest	(13)	(19)	(16)
Interest payments (net of amounts capitalized)	$396	$387	$352

Income taxes (a):
Federal	$61	$87	$65
State	23	22	22
Total payments (refunds) of income taxes	$84	$109	$87

Acquisition:
Assets acquired	$-	$-	$2,547
Liabilities assumed	-	-	(1,223)
Cash paid	$-	$-	$1,324

Noncash investing and financing activities:
Construction expenditures financed through accounts payable (investing) (b)	$254	$254	$278
Transfer of title to assets constructed for and prepaid by LP&L (investing) (Note 3)	$150	$-	$-
ROU assets obtained in exchange for operating lease obligations (investing)	$52	$72	$38
Debt exchange offering (financing)	$-	$300	$-
______________
(a)See Note 4 for income tax related detail.
(b)Represents end-of-period accruals.

13.    ACQUISITION ACTIVITY

InfraREIT Acquisition

In May 2019, Oncor completed the InfraREIT Acquisition, pursuant to which Oncor acquired all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners, LP for a total cash consideration of $1.275 billion. In addition, Oncor paid certain transaction costs incurred by InfraREIT with the aggregate cash consideration and payment of InfraREIT expenses totaling $1.324 billion.

In connection with and immediately following the closing of the InfraREIT Acquisition, in May 2019, Oncor extinguished all $953 million outstanding principal amount of debt of InfraREIT and its subsidiaries through repaying $602 million principal amount of InfraREIT subsidiary debt and exchanging new Oncor senior secured debt for $351 million principal amount of InfraREIT subsidiary debt.

As a result of the InfraREIT Acquisition, Oncor expanded its existing footprint in Texas by adding various electricity transmission and distribution assets and projects in the north, central, west and panhandle regions of Texas.

Business Combination Accounting

We and Oncor accounted for the InfraREIT Acquisition as a business acquisition with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the closing date. The combined results of operations are reported in our consolidated financial statements beginning as of the closing date. A summary of techniques used to estimate the preliminary fair value of the identifiable assets and liabilities is listed below.

•Assets and liabilities that are included in the PUCT cost-based regulatory rate-setting processes are recorded at fair values equal to their regulatory carrying value consistent with GAAP and industry practice.
•Working capital was valued using market information (Level 2).

The following tables set forth the purchase price paid. The final purchase price allocation was completed as of March 31, 2020.

Purchase of outstanding InfraREIT shares and units	$1,275
Certain transaction costs of InfraREIT paid by Oncor through June 30, 2019 (a)	53
Total purchase price paid through June 30, 2019	1,328
Adjustments made in the period from June 30, 2019 through March 31, 2020	(4)
Total purchase price paid	$1,324
________________
(a)Represents certain transaction costs incurred by InfraREIT in connection with the transaction and paid by Oncor, including a $40 million management termination fee payable to an affiliate of Hunt Consolidated, Inc.

Purchase price allocation is as follows:
As of May 16, 2019
Assets acquired:
Current assets	$45
Property, plant and equipment - net	1,800
Goodwill	564
Regulatory assets	16
Deferred tax assets	15
Other noncurrent assets	10
Total assets acquired	2,450

Liabilities assumed:
Short-term debt	115
Other current liabilities	24
Regulatory liabilities	148
Long-term debt, including due currently	839
Total liabilities assumed	1,126
Net assets acquired	1,324
Total purchase price paid	$1,324

The goodwill of $564 million arising from the InfraREIT Acquisition is attributable to the assets acquired, which expand Oncor’s transmission footprint and help Oncor support ERCOT market growth. None of the goodwill is recoverable nor provides a tax benefit in the rate-making process. No employee benefit obligations were assumed in the acquisition. The goodwill at Oncor Holdings is less than at Oncor because at Oncor Holdings there were no tax and book basis differences of the net assets acquired at the acquisition date.

Acquisition costs incurred in the InfraREIT Acquisition by Oncor and recorded to other deductions totaled $9 million in 2019. For the period from the acquisition closing date through December 31, 2019, our statement of consolidated income include revenues and net income of the acquired business totaling $156 million and $58 million in 2019, respectively.

Unaudited Pro Forma Financial Information

The unaudited Oncor consolidated pro forma revenue was $4.431 billion for the year ended December 31, 2019 assuming that the InfraREIT Acquisition occurred on January 1, 2018. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the InfraREIT Acquisition been completed on January 1, 2018, nor is the unaudited pro forma financial information indicative of future results of operations, which may differ materially from the pro forma financial information presented here.

The unaudited pro forma financial information above excludes pro forma earnings due to the impracticability of a calculation. The acquiree previously operated under a real estate investment trust structure with a unique cost structure and unique federal tax attributes. An accurate retrospective application cannot be objectively and reliably calculated as the new cost structure and new tax attributes would require a significant amount of estimates and judgments.

14. CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
PARENT ONLY FINANCIAL INFORMATION
(millions of dollars)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2021	2020	2019
Income tax expense	$(10)	$(9)	$(8)
Equity in earnings of subsidiary	618	571	522
Net Income	608	562	514
Other comprehensive income (net of tax (benefit) expense of $1, ($3) and $4)	9	(12)	19
Comprehensive income	$617	$550	$533

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020	2019
Cash provided by operating activities	$673	$286	$246
Cash used in financing activities – distributions paid to member	(673)	(286)	(246)
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents – beginning balance	-	-	-
Cash and cash equivalents – ending balance	$-	$-	$-

CONDENSED BALANCE SHEETS

	At December 31,
	2021	2020	2019
ASSETS
Cash and cash equivalents	$-	$-	$-
Income taxes receivable from member – current	$-	$8	$1
Investments – noncurrent	10,056	9,568	8,698
Accumulated deferred income taxes	138	126	114
Total assets	$10,194	$9,702	$8,813
LIABILITIES AND MEMBERSHIP INTERESTS
Other noncurrent liabilities and deferred credits	$91	$103	$112
Total liabilities	91	103	112
Membership interests	10,103	9,599	8,701
Total liabilities and membership interests	$10,194	$9,702	$8,813

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings (Parent Co.) and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying condensed balance sheets are presented at December 31, 2021, 2020 and 2019, and the accompanying condensed statements of income and cash flows are presented for the years ended December 31, 2021, 2020 and 2019. We are a Delaware limited liability company indirectly wholly owned by Sempra. As of December 31, 2021, we own 80.25% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the US Securities and Exchange Commission. Because the condensed financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 14. Our subsidiary has been accounted for under the equity method in this condensed financial information. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are each composed of a majority of Disinterested Directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet our expected future requirements. In addition, we and Oncor cannot make distributions (except for contractual tax payments) of amounts to the extent a majority of the Disinterested Directors on the respective board determines that such amounts are necessary to meet expected future requirements of the company. At Oncor, either of the two directors designated to serve on the Oncor board of directors by Texas Transmission could also prevent Oncor from making distributions (other than contractual tax payments) to the extent such director determines it is in the best interests of Oncor to retain such amounts to meet expected future requirements, including continuing compliance with the debt-to-equity ratio established from time to time by the PUCT for rate-making purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. Oncor’s current authorized regulatory capital structure set by the PUCT is 57.5% debt to 42.5% equity. At December 31, 2021, Oncor’s regulatory capitalization was 53.1% debt to 46.9% equity.

During 2021, 2020 and 2019, Oncor’s board of directors declared, and Oncor paid to us the following cash distributions:

	Year Ended December 31,
	2021	2020	2019
	(millions of dollars)
Distributions received, subsequently paid as federal income taxes recognized as operating activities	$-	$-	$10
Distributions received, subsequently paid as a distribution recognized as financing activities	673	286	246
Total distributions from Oncor	$673	$286	$256